

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Thomas E. Capasse
Chief Executive Officer
Ready Capital Corp
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

> **Re: Ready Capital Corp**
> **Registration Statement on Form S-4**
> **Filed on January 10, 2022**
> **File No. 333-262070**

Dear Mr. Capasse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Kessler, Esq.